UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 CENTRAL PUERTO S.A

BUENOS AIRES, December 26, 2024

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Material news

Dear Mr./Mrs.,

I am pleased to write to you, in my capacity as responsible for market relations of Central Puerto S.A. (the "Company" or "CPSA"), in compliance with the provisions of Article 2 of Chapter I, Title XII of the Regulations of the National Securities Commission, in order to inform you that on this date, CPSA has subscribed for 55,000,000 shares equivalent to 27.5% of the capital stock and voting rights of 3C Lithium Pte. Ltd. ("3C"), (a company incorporated under the laws of Singapore), which owns 100% of the capital stock of Minera Cordillera S.A. ("MCSA"), an Argentine company that holds the mining rights to the "Tres Cruces" project. located in the province of Catamarca, Argentina.

The "Tres Cruces" project is a recently discovered lithium deposit, with the objective of developing exploration, drilling and exploitation activities of the mineral.

The funds provided in this transaction are intended to finance drilling activities, payments for outstanding mining properties, additional exploration and working capital for the initial development of the project.

This agreement reinforces CPSA's strategic commitment to the expansion of its activities in exportable goods projects where comparative advantages are identified, and allows the development of mining in the country, which poses challenges in the energy transition

Kind regards

Leonardo Marinaro

Responsable Titular de Relaciones con el Mercado

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 26, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact